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FORM 12b-25	SEC FILE NUMBER
000-53540

CUSIP NUMBER
NOTIFICATION OF LATE FILING	01551X 108

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2018

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Algae Dynamics Corp.
Full Name of Registrant

Former Name if Applicable

4120 Ridgeway Drive, Unit 37
Address of Principal Executive Office (Street and Number)

Mississauga, ON L5L 5S9 Ontario
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been engaged in the raising of the necessary capital in order to facilitate the completion of all the Forms on which the Company is delinquent in filing and the Form 10-Q for September 30, 2018 was accordingly delayed. The completion of the necessary reports is now in the process of being completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ross Eastley	416	219-3251
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [ ] NO [X]

Form 10-Q – September 30, 2017 Form 10-Q – December 31, 2017 Form 10-K – March 31, 2018 Form 10-Q – June 20, 2018 Form 10-Q – September 30, 2018

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALGAE DYNAMICS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 3, 2018	By:	/s/ Ross Eastley, Chief Financial Officer